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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE TO/A
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)
                              TAUBMAN CENTERS, INC.
                       (Name of Subject Company (Issuer))
                        SIMON PROPERTY ACQUISITIONS, INC.
                           SIMON PROPERTY GROUP, INC.
                      (Names of Filing Persons (Offerors))
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                    876664103
                      (CUSIP Number of Class of Securities)
                             James M. Barkley, Esq.
                           Simon Property Group, Inc.
                              National City Center
                           115 West Washington Street
                                  Suite 15 East
                             Indianapolis, IN 46024
                            Telephone: (317) 636-1600
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
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                                   Copies to:
                             Steven A. Seidman, Esq.
                            Robert B. Stebbins, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                            Telephone: (212) 728-8000
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                                 CALCULATION OF
                                   FILING FEE
================================================================================

       TRANSACTION VALUATION*                        AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
          $1,119,305,574                                   $223,861.11
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $18.00, the per share tender offer price, by 62,183,643 shares of Common Stock, consisting of (i) 52,205,122 outstanding shares of Common Stock, (ii) 2,269 shares of Common Stock issuable upon conversion of 31,767,066 outstanding shares of Series B Non-Participating Convertible Preferred Stock, (iii) 7,097,979 shares of Common Stock issuable upon conversion of outstanding partnership units of The Taubman Realty Group, Limited Partnership ("TRG") and (iv) 2,878,273 shares of Common Stock issuable upon conversion of outstanding options (each of which entitles the holder thereof to purchase one partnership unit of TRG which, in turn, is convertible into one share of Common Stock), based on the Registrant's Schedule 14D-9 filed on December 11, 2002 and the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2002.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $223,861.11                          Filing Party:  Simon Property Group, Inc.
Form or Registration No.:     Schedule TO (File No. 005-42862)     Date Filed:    December 5, 2002


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates.

     |X| third-party tender offer subject to Rule 14d-1.

     |_| issuer tender offer subject to Rule 13e-4.

     |_| going-private transaction subject to Rule 13e-3.

     |_| amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
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                                   SCHEDULE TO

                  This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 5, 2002, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on December 16, 2002 and by Amendment No. 2 thereto filed with the Commission on December 27, 2002 (as amended and supplemented, the "Schedule TO"), relating to the offer by Simon Property Acquisitions, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Simon Property Group, Inc., a Delaware corporation ("SPG Inc."), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Taubman Centers, Inc. (the "Company") at a purchase price of $18.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). This Amendment No. 3 to the Schedule TO is being filed on behalf of the Purchaser and SPG Inc.

                  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO, as applicable.

                  The item numbers and responses thereto below are in accordance with the requirements of the Schedule TO.


ITEM 11.          ADDITIONAL INFORMATION.

                  On December 27, 2002, SPG Inc. and the Purchaser filed an amended complaint (the "Amended Complaint") in the United States District Court for the Eastern District of Michigan against the Company, the Company Board and certain members of the Taubman family which added a claim that the amendment to the Company's By-Laws adopted by the Company Board on December 20, 2002 (the "By-Law Amendment"), purporting to eliminate the right of the holders of 25% of the outstanding voting shares of the Company to call a special meeting and set the date thereof, is null, void and of no further force and effect. The Amended Complaint alleges that the By-Law Amendment has the purpose and effect of interfering with the shareholder franchise and constitutes an inequitable manipulation of the corporate machinery and a breach of the Company Board's fiduciary duties.

ITEM 12.       EXHIBITS.

(a)(5)(E)      First Amended Complaint filed by Simon Property Group, Inc.
               and Simon Property Acquisitions, Inc. on December 27, 2002 in the United States District Court for the Eastern District of Michigan against the Company, the Company Board and certain members of the Taubman family.





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                                    SIGNATURE

                  After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of December 30, 2002 that the information set forth in this statement is true, complete and correct.


                            SIMON PROPERTY GROUP, INC.

                            By: /s/ JAMES M. BARKLEY
                               ---------------------------------------------
                                Name:    James M. Barkley
                                Title:   Secretary and General Counsel


                            SIMON PROPERTY ACQUISITIONS, INC.

                            By: /s/ JAMES M. BARKLEY
                               ---------------------------------------------
                                Name:    James M. Barkley
                                Title:   Secretary and Treasurer




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                                  EXHIBIT INDEX


 EXHIBIT NO.                     DESCRIPTION
 -----------                     -----------

(a)(5)(E)      First Amended Complaint filed by Simon Property Group, Inc.
               and Simon Property Acquisitions, Inc. on December 27, 2002 in the United States District Court for the Eastern District of Michigan against the Company, the Company Board and certain members of the Taubman family.